Confidential — For Discussion and Settlement Purposes Only
Subject to Federal Rule of Evidence 408

THIS AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR
A SOLICITATION OF ANY KIND. SUCH AN OFFER OR SOLICITATION WILL BE
MADE ONLY IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS

RESTRUCTURING SUPPORT AGREEMENT

RESTRUCTURING SUPPORT AGREEMENT, dated as of April 6, 2009, by and among EPIX Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and (i) each of the undersigned beneficial owners of (or investment managers or advisors for accounts or funds that beneficially own) Notes (as defined below), and (ii) each other beneficial owner of (or investment manager or advisor for accounts or funds that beneficially own) Notes that executes a counterpart signature page to this Agreement after the date of this Agreement as provided herein (together with their applicable transferees, successors and assigns, each a “Noteholder” and, collectively, the “Noteholders”).

WHEREAS, the Company has issued and outstanding $100 million aggregate principal amount of its 3.00% Convertible Senior Notes due June 15, 2024 (the “Notes”) issued under that certain Indenture, dated as of June 7, 2004 by and between the Company and U.S. Bank, National Association, as Trustee, as amended by the First Supplemental Indenture, dated as of January 5, 2001 (as amended, the “Indenture”);

WHEREAS, in the Exchange Offer (as defined below) the Company intends to offer to exchange (i) a cash payment of $180.00, (ii) 3391 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and (iii) one (1) contingent value right (“Contingent Value Right” or “CVR”) which represents the contractual right to the consideration set forth in the Contingent Value Rights Agreement (as defined below), for each $1,000 of aggregate principal amount outstanding of its Notes;

WHEREAS, concurrently with the Exchange Offer, in the Consent Solicitation (as defined below) the Company intends to solicit consents from the holders of the outstanding Notes to adopt the Proposed Amendments (as defined below) to the Indenture to modify certain provisions of the Indenture that may be amended by the written consent of holders of a majority in aggregate principal amount of the Notes (these proposed amendments to the Indenture, together with the agreements giving effect to such amendments, the “Proposed Amendments”). The Company is not offering to pay any separate or additional payment for the consents to the Proposed Amendments;

WHEREAS, the Company and the Noteholders have engaged in good faith negotiations with the objective of consummating the Exchange Offer, the Consent Solicitation and related transactions, including (i) the issuance of the Common Stock in the Exchange Offer and (ii) the approval of the Proposed Amendments substantially in the form set forth in Exhibit A hereto, as the foregoing may be amended in accordance with the terms hereof; and

WHEREAS, the Company and the Noteholders desire that the Company conduct the Exchange Offer and the Consent Solicitation as soon as reasonably practicable.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties signatory to this Agreement hereby agrees as follows:

1.  Definitions.   Capitalized terms used and not defined in the body of this Agreement have the meaning ascribed to them in the respective Annex hereto, and the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the

1 To be determined by using a price equal to the arithmetic average of the Volume Weighted Average Price of the Common Stock for the fifteen (15) trading day period ending on the trading day immediately prior to signing this Agreement.

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management and policies of such Person whether through holding beneficial ownership interests in such other Person, by contract or otherwise.

“Agreement” means this Restructuring Support Agreement, including the Schedules and Annexes hereto.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks in the State of New York are generally closed for business.

“Buyer” means Lantheus Medical Imaging, Inc.

“Buyer Parties” mean the Buyer and its present or former officers, directors, agents, employees, shareholders and affiliates, in each case, in their capacity as such, and the successors and assigns of any of the foregoing.

“Buyer Party Provisions” means, collectively, Sections 3(b), 5(c), 10, 12, 16, 17, 18, 19, 20, 25 and 26 and any applicable definitions of the capitalized terms used in the foregoing sections, in each case, to the extent and solely to the extent that such provisions benefit, or otherwise relate to the rights of, the Buyer Parties contained in Section 10.

“Commission” means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Consent Solicitation” means that certain consent solicitation described in the Draft Schedule TO.

“Draft Schedule TO” means that certain draft Schedule TO of the Company, a copy of which is attached hereto.

“Exchange Act” means the Securities Exchange Act of 1934, and any successor to such statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be amended and in effect.

“Escrow Agreement” means that certain Escrow Agreement, dated as of the date hereof, by and between the Company and U.S. Bank, National Association, as Escrow Agent.

“Exchange Documents” means this Agreement and any other documents to be executed and delivered in connection with the consummation of the Exchange Offer.

“Exchange Offer” means that certain exchange offer described in the Draft Schedule TO.

“Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, governmental unit or other entity.

“Product” means the injectable intravascular magnetic resonance angiography contrast agent currently known as Vasovist®.

“Proposed Amendments” means those proposed amendments to the Indenture set forth on Exhibit A hereto, together with the indenture supplement and any other agreements giving effect to such amendments.

“Purchase Agreement” means that certain Asset Purchase Agreement, dated as of the date hereof, a copy of which is attached hereto as Exhibit B, between the Company and the Buyer, pursuant to which, among other things, the Company has agreed to sell, transfer and assign to the Buyer the Purchased Assets.

“Purchased Assets” means, collectively, the Product, as well as all intellectual property, regulatory filings, data, information, records, contracts, claims, and other materials related to the Product and as more specifically set forth in the Purchase Agreement.

“Required Noteholders” means holders of outstanding Notes representing at least seventy-five percent (75%) in aggregate principal amount of the Notes.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

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“Tender Notes” means the face amount of Notes to be tendered by each Noteholder in the Exchange as set forth in Schedule A hereto.

“Transfer” means to, directly or indirectly, (i) sell, assign or transfer, (ii) pledge, encumber, create any participation or grant any proxy or option, in each case such as would prevent, preclude, hinder or delay the ability of the Person engaging in such Transfer from fulfilling any of such Person’s obligations under this Agreement, including, without limitation, Section 3 hereof, or (iii) enter into any agreement, commitment or other arrangement to do any of the foregoing. Notwithstanding the foregoing, the parties acknowledge that certain Noteholders may hold the Tender Notes in margin accounts and may continue to so hold; provided that in no event shall this affect such Noteholders obligations under the terms of this Agreement.

“Transaction Documents” means the Exchange Documents, the Registration Rights Agreement, the Contingent Value Rights Agreement and the Proposed Amendments.

2.  Agreements of the Company.

(a) Subject to the terms and conditions of this Agreement, the Company agrees as follows:

(i)  Commencement of the Exchange Offer and the Consent Solicitation:  The Company shall commence the Exchange Offer and the Consent Solicitation within two (2) Business Days of the date hereof, pursuant to which (A) with respect to the Exchange Offer, the Company will offer to exchange for each $1,000 in principal amount of Notes (including all accrued but unpaid interest thereon through the consummation of the Exchange Offer) (1) $180.00 in cash, (2) 339 shares of Common Stock and (3) one Contingent Value Right (the consideration referenced in clauses (1), (2) and (3), the “Exchange Consideration”), which shares of Common Stock and CVRs will be issued in a transaction exempt from registration pursuant to Section 3(a)(9) of the Securities Act, and assuming that all Notes are tendered in the Exchange Offer, will result in an aggregate cash payment by the Company of $18,000,000 (including all accrued and unpaid interest through the consummation of the Exchange Offer), the issuance of 33,900,000 shares of Common Stock and issuance of 100,000 CVRs and (B) with respect to the Consent Solicitation, the Company will solicit consents from the holders of the outstanding Notes to adopt the Proposed Amendments. For the avoidance of doubt, the Company and the Noteholders acknowledge and agree that no portion of the Exchange Consideration is in payment of any accrued and unpaid interest on the Notes.

(ii)  Expiration of the Exchange Offer and the Consent Solicitation:  The Exchange Offer and the Consent Solicitation shall expire on the date which is twenty (20) Business Days from the date of commencement of the Exchange Offer and the Consent Solicitation, provided that the Company may extend such expiration date with the written consent of the Required Noteholders.

(iii)  Exchange Offer Minimum Tender Condition:  The Company may not consummate the Exchange Offer or the Proposed Amendments unless holders of at least ninety-three percent (93%) of the aggregate principal amount of Notes shall have (a) validly tendered and not withdrawn their Notes in the Exchange Offer and (b) consent to the Proposed Amendments, provided that, subject to Section 4, such conditions may be modified by the Company with the written consent of the Required Noteholders or if and as necessary in order to comply with applicable law.

(iv)  Affiliates’ Registration Rights Agreement:  In the event the Exchange Offer is consummated, the Company will enter into a Registration Rights Agreement substantially in the form of Exhibit C attached hereto (the “Registration Rights Agreement”) with any requesting holders of Notes who may be deemed affiliates (as defined under Rule 144 of the Securities Act) of the Company following the consummation of the Exchange Offer.

(v)  Contingent Value Rights Agreement.  Immediately prior to the consummation of the Exchange Offer, the Company will enter into a Contingent Value Rights Agreement substantially in the form of Exhibit D attached hereto (the “Contingent Value Rights Agreement”) with U.S. Bank, National Association, as rights agent, in favor of each tendering holder of Notes.

(vi)  Vasovist Transaction:  Concurrently with the execution of this Agreement, the Company shall provide to Schulte Roth & Zabel LLP, as counsel to the Noteholders, fully executed copies of the Purchase Agreement.

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(vii)  Deposit of Proceeds.  The Company shall direct the Buyer to deposit with U.S. Bank, National Association, as Escrow Agent (the “Escrow Agent”), on the date hereof in immediately available funds, the full amount of the net proceeds to be received by the Company pursuant to the Purchase Agreement, which amount shall not be less than $17,000,000 (the “Net Proceeds”), and as soon as practicable, but in no event later than three (3) Business Days after the date hereof, the Company shall deposit with the Escrow Agent in immediately available funds an amount equal to $18,000,000 less the Net Proceeds. The amounts deposited with the Escrow Agent pursuant to this Section 2(a)(vii) will be used for the payment of the cash portion of the Exchange Consideration to be disbursed as set forth in Escrow Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, to the extent (i) in the Exchange Offer the Company pays any consideration to any tendering holder of Notes in addition to the Exchange Consideration, each Noteholder shall receive such additional consideration in amount proportional to the principal amount of Tender Notes tendered by such Noteholder and/or (ii) in the Consent Solicitation the Company pays any consideration in exchange for any consent (including, without limitation, any early consent fee), each Noteholder shall receive such consideration in amount proportional to the principal amount of Tender Notes to which such Noteholder has given consent hereunder.

(c) In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term “Exchange Consideration” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged.

3.  Agreements of the Noteholders.  Subject to the terms and conditions of this Agreement:

(a) Each Noteholder agrees with the Company, in connection with the consummation of the Exchange Offer and the Consent Solicitation and when solicited in accordance with applicable securities law, to:

(i) tender (or cause to be tendered) its Tender Notes in exchange for the amount of Exchange Consideration applicable to such Tender Notes on or prior to the date on which the Exchange Offer expires, in accordance with the terms thereof;

(ii) consent to adopt the Proposed Amendments on or prior to the date on which the Consent Solicitation expires, in accordance with the terms thereof; and

(iii) not withdraw or revoke (or cause not to be withdrawn or revoked) any of the foregoing unless and until this Agreement is terminated in accordance with its terms.

(b) Each Noteholder agrees, so long as this Agreement remains in effect, not to Transfer any of its Tender Notes, in whole or in part, unless the transferee agrees in writing to be bound by the terms of this Agreement to the same extent as the Tender Notes of a Noteholder hereunder. In the event that any Noteholder Transfers any of the Tender Notes owned or beneficially held as of the date hereof, as a condition precedent to such Transfer, such Noteholder agrees to cause the transferee to execute and deliver an acknowledgement, in the form attached hereto as Exhibit E, whereby such transferee agrees to be bound by the terms of this Agreement. Such acknowledgement shall be delivered to the Company immediately following the consummation of such Transfer, and the Company shall deliver such acknowledgement to the Buyer Parties immediately following the receipt thereof. Any Transfer of Tender Notes to a person not party to this Agreement in violation of this Section 3(b) shall be deemed void. Notwithstanding the foregoing, any Noteholder may Transfer its Tender Notes to an Affiliate or another Noteholder so long as (i) such Tender Notes constitute Additional Notes pursuant to Section 23 hereof and, as a result, become subject to the terms of this Agreement, and (ii) the transferring Noteholder delivers written notice of such Transfer to the Company prior to or within two (2) Business Days following such Transfer. Notwithstanding the foregoing, the parties acknowledge that certain Noteholders may hold Tender Notes in margin accounts and may continue to so hold; provided that in no event shall this affect such Noteholders’ obligations under the terms of this Agreement.

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(c) So long as this Agreement remains in effect, no Noteholder will enter into any voting agreement with any person or entity with respect to any of its Tender Notes, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of its Tender Notes, deposit any of its Tender Notes in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting such Noteholder’s legal power, authority or right to vote its Tender Notes and agree to the amendments to the terms of the Exchange Offer, the Consent Solicitation or this Agreement.

(d) Subject to the provisions of Section 28, each Noteholder agrees that it will permit public disclosure, including in a press release and in the documents filed with the Commission for the Exchange Offer and the Consent Solicitation, of this Agreement, including, but not limited to, the commitments contained in this Section 3; provided, however, that such Noteholders and its counsel shall be given a reasonable opportunity to review and comment on any such disclosure, and the Company shall give reasonable consideration to any comments made by the Noteholders and their counsel. The Company shall provide the Noteholders and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the Commission or its staff with respect to the Exchange Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Company to those comments that relate in any material respect to any of the Noteholders and to provide comments on that response (to which reasonable consideration shall be given).

(e) Each Noteholder further agrees, until the earlier of the consummation of the Exchange Offer and Consent Solicitation or the termination of this Agreement that it will not:

(i) object to, or otherwise commence or support any proceeding or action to oppose, the Exchange Offer, the Consent Solicitation or the other actions of the Company contemplated by this Agreement and shall not take any action or otherwise commence or support any action or proceeding that would constitute a breach of any of its representations, warranties and agreements set forth herein or would unreasonably delay the consummation of the Exchange Offer or the Consent Solicitation including, but not limited to (A) the filing of an involuntary petition against the Company, or (B) taking any action in connection with any default or Event of Default under and as defined in the Indenture; or

(ii) directly or indirectly seek, solicit, support, or encourage any other plan, sale, proposal, or offer of winding up, liquidation, reorganization, merger, amalgamation, consolidation, dissolution or restructuring of the Company.

(f) In addition, for so long as this Agreement has not been terminated, each Noteholder shall refrain, in its capacity as a Noteholder of Tender Notes, from directly or indirectly taking any action, or permitting any of its affiliates, representatives or agents from taking any action, that would materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Exchange Offer and the Consent Solicitation.

4.  Amendments to the Exchange Offer and the Consent Solicitation.

(a) The Company shall not:

(i) amend, modify, alter or waive any of the material terms and conditions of the Exchange Offer or the Consent Solicitation in a manner adverse to the Noteholders or otherwise reduce the amount of cash or Common Stock to be paid in the Exchange Offer per $1,000 principal amount of tendered Notes or otherwise take or fail to take any action that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially and adversely affect the timely consummation of the Exchange Offer or the Consent Solicitation;

(ii) extend the Exchange Offer or the Consent Solicitation except to the extent required by applicable law, without the prior written consent of the Required Noteholders;

(iii) modify the valid tender of the holders that hold, in the aggregate, at least ninety-three percent (93%) of the outstanding principal amount of the Notes in the Exchange Offer or the consent of the holders that hold, in the

Confidential — For Discussion and Settlement Purposes Only
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aggregate, at least ninety-three percent (93%) of the outstanding principal amount of the Notes in the Consent Solicitation, without the prior written consent of the Required Noteholders; or

(iv) reduce the percentage in principal amount of Notes set forth in the definition of “Required Holders” that is required for the consent or waiver of any provision of this Agreement.

(b) Except as provided in Section 4(a), and to the extent not requiring extension of the Exchange Offer or the Consent Solicitation under applicable law, the Company may waive any of the conditions to the Exchange Offer or the Consent Solicitation.

5.  Termination of Agreement.

(a) Notwithstanding anything to the contrary set forth in this Agreement, unless the Exchange Offer and the Consent Solicitation have been consummated as provided in this Agreement, this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement shall terminate and expire upon the earliest to occur of:

(i) mutual written consent of the Company and each Noteholder;

(ii) without any action by the Company or any Noteholder, if the Exchange Offer and the Consent Solicitation are not consummated on or before May 11, 2009, provided that no party may terminate this Agreement under this clause (ii) if the failure to consummate the Exchange Offer or the Consent Solicitation is the result of the material breach of this Agreement by such party;

(iii) by the Required Noteholders, if the Exchange Offer and the Consent Solicitation are not commenced on or before April 9, 2009;

(iv) by the Required Noteholders, if the Company breaches the provisions of Section 4;

(v) without action by the Company or any Noteholder, if the Company commences, or an order for relief is entered against it, in a case under Title 11 of the United States Code or the Company shall otherwise be adjudicated bankrupt or insolvent under applicable law;

(vi) without any action by the Company or any Noteholder, if the Company makes an assignment for the benefit of creditors or any proceeding relating to the Company under any reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or similar proceeding of any jurisdiction is filed or commenced against the Company; or

(vii) without any action by either the Company or any Noteholder, if (1) the Exchange Offer shall expire or be terminated without the exchange of the requisite Notes and (2) the Consent Solicitation shall expire or be terminated without the Proposed Amendments being adopted.

(b) Notwithstanding the foregoing or any other provision of this Agreement, neither the termination of this Agreement nor any other circumstance shall relieve a party from liability for the willful breach of its obligations hereunder.

(c) The provisions of this Section 5(c), Sections 10, 12, 16, 17, 18, 19, 20, 25 and 26, and any applicable definition of the capitalized terms used in any of the foregoing sections shall survive any termination of this Agreement.

6.  Representations, Warranties and Covenants.

(a) The Company represents and warrants to each Noteholder, and each Noteholder represents and warrants to the Company as follows:

(i) if an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into each Transaction Document to which it is a party and to carry out the transactions contemplated by, and perform its respective obligations under, each Transaction Document to which it is a party;

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(ii) the execution, delivery and performance by it of each Transaction Document to which it is a party does not and shall not (A) violate any provision of law, order, rule or regulation applicable to it or any of its affiliates or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries or (B) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it or any of its affiliates is a party or under its certificate of incorporation, bylaws or other governing instruments;

(iii) the execution, delivery and performance by it of each Transaction Document to which it is a party does not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with respect to, any Federal, state or other governmental authority or regulatory body, except for (A) the registration under the Securities Act contemplated by the Registration Rights Agreement and such consents, approvals, authorizations, registrations or qualifications as may be required under the state securities or Blue Sky laws in connection with the issuance of the Exchange Shares, (B) the filing with the Commission of a Tender Offer Statement on Schedule TO with respect to the Exchange Offer and the Consent Solicitation, including the exhibits thereto, and (C) such other filings as may be necessary or required by the Commission;

(iv) each Transaction Document to which it is a party has been duly authorized, executed and delivered and, assuming the due execution and delivery of such Transaction Document by each of the other parties thereto, each such Transaction Document is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other laws of general application relating to or affecting creditors’ rights generally; and

(v) it has been represented by counsel in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents.

(b) Each of the Noteholders further represents and warrants to the Company that:

(i) as of the date of this Agreement, such Noteholder (together with its Affiliates) is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the aggregate principal amount of Tender Notes set forth opposite such Noteholder’s name on Schedule A hereto, which represents all of the Notes held by such Noteholder (other than with respect to the Notes representing an aggregate principal amount of $655,000 held by certain discretionary accounts managed by Loomis, Sayles & Company, L.P. which Loomis, Sayles & Company, L.P. agrees to use commercially reasonable efforts to tender in the Exchange), with the requisite power and authority to vote and dispose of such Tender Notes, and such Tender Notes are owned free and clear of any liens, encumbrances, equities or claims, other than those under securities laws or any ordinary course claims, including, without limitation, in connection with pledges in connection with bona fide margin accounts or other loan or financing agreement secured by the Tender Notes;

(ii) as of the date of this Agreement and through the date of acquisition of the Tender Notes pursuant to the Exchange Offer, such Noteholder has full legal power, authority and right (A) to exchange its Tender Notes then held of record or beneficially owned by it and (B) to consent to the Proposed Amendments with respect to its Tender Notes then held of record or beneficially owned by it, in each case without the consent, approval of, or any other action on the part of, any other person or entity; and such Noteholder has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of its Tender Notes, granted to any person or entity any of its Tender Notes, deposited any of its Tender Notes in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting its legal power, authority or right to vote such Tender Notes on any matter; and

(iii) such Noteholder has reviewed, or has had the opportunity to review, with the assistance of professional and legal advisors of its choosing, sufficient information necessary for such Noteholder to decide to (A) exchange its Tender Notes pursuant to the Exchange Offer and (B) consent to the Proposed Amendments pursuant to the Consent Solicitation.

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(c) The Company further represents, warrants, covenants and agrees to the Noteholders as follows:

(i) as of the date of this Agreement, the capitalization of the Company is as set forth in the Company’s Annual Report on Form 10-K filed with the Commission on March 13, 2009 (the “Annual Report”), other than (A) exercises of outstanding options, warrants and other rights after the date set forth in the Annual Report and (B) grants of options, warrants and other rights after the date set forth in the Annual Report;

(ii) that the Exchange Shares are duly authorized and, upon issuance will be duly and validly issued and free from all taxes, liens and charges with respect to the issue thereof and the Exchange Shares shall be fully paid and nonassessable;

(iii) that the Company has reserved from its duly authorized capital stock the maximum number of Exchange Shares issuable in the Exchange Offer;

(iv) from and after the date hereof until the consummation or termination of the Exchange Offer and the Consent Solicitation, the Company shall not issue any additional shares of Common Stock, or any options, warrants and other rights (including pursuant to convertible securities) to acquire Common Stock or shares of any other capital of the Company or any subsidiary of the Company, except (A) pursuant to options, warrants and other rights (including pursuant to convertible securities) outstanding on the date of this Agreement, and (B) for grants or awards under the Company’s existing equity incentive plan in accordance with the Company’s past practice;

(v) the Company shall comply with all applicable law in connection with the Exchange Offer and Consent Solicitation;

(vi) assuming that the information set forth in the questionnaire, in the form of Exhibit F attached hereto (the “Questionnaire”) delivered by each Noteholder to the Company on or prior to the date hereof (the “Completed Questionnaire”) is true and correct as of the consummation of the Exchange Offer, (A) such Noteholder will not be an affiliate (as defined under Rule 144 of the Securities Act) of the Company following the consummation of the Exchange Offer, (B) the Exchange Shares will be issued to such Noteholder without any restrictive legend by electronic delivery at the balance account at The Depository Trust Company specified by such Noteholder and (C) subject to the provisions of Section 9 below, to the Company’s knowledge the Exchange Shares will be freely saleable without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act; and

(vii) the Company shall cause all shares of Common Stock issued in the Exchange Offer to be listed on each securities exchange or other securities market, if any, on which the Common Stock is then listed.

(d) For the purposes of Rule 144 of the Securities Act, the Company acknowledges that the holding period of the Exchange Shares may be tacked onto the holding period of the Tender Notes, and the Company agrees not to take any position contrary to this Section 6(d). The Company agrees to take all actions, including, without limitation, the issuance by its legal counsel of any necessary legal opinions, necessary to issue the Exchange Shares without restriction and not containing any restrictive legend without the need for any action by any Noteholder provided that such Noteholder’s Completed Questionnaire is true and correct as of the consummation of the Exchange Offer.

(e) The Company shall use its commercially reasonable efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act in a timely manner and, if at any time the Company is not required to file such reports, it will, upon the written request of any Noteholder, make publicly available other information as necessary to permit sales of such Noteholder’s Exchange Shares pursuant to Rule 144.

7.  Disclosure of Transactions and Other Material Information.  On or before 9:30 a.m., New York City time, on the second (2nd) Business Day following the date of this Agreement, the Company shall issue a press release and file a Current Report on Form 8-K describing the terms of the transactions contemplated by the Transaction Documents and the Purchase Agreement in the form required by the Exchange Act and attaching the material transaction documents (including, without limitation, this Agreement, the Registration Rights Agreement, the Contingent Value Rights Agreement, the Proposed Amendments and the Purchase Agreement as exhibits to such filing (including all attachments, the

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“8-K Filing”). The Company acknowledges and agrees that from and after the filing of the 8-K Filing with the SEC, no Noteholder shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Noteholder with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 8-K Filing with the Commission without the express written consent of such Noteholder. Subject to the foregoing and Section 28, neither the Company, nor its Subsidiaries shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Noteholder, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations. Without the prior written consent of such Noteholder, and except as contemplated by the preceding sentence, neither the Company nor any of its Subsidiaries or affiliates shall disclose the name of a Noteholder in any announcement or release.

8.  Reserved.

9.  Lock-Up.  Each Noteholder hereby agrees that from the date of consummation of the Exchange Offer and ending on the date that is ninety (90) days after the date of consummation of the Exchange Offer (the “Lock-Up Period”), such Noteholder will not, without the prior written consent of the Company, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of Common Stock issued to such Noteholder in connection with the Exchange Offer (such shares, the “Exchange Shares”), or (ii) enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of the Exchange Shares; provided, however, that (A) a Noteholder shall be permitted to transfer its Exchange Shares without obtaining such prior consent to any Affiliate of the Noteholder or to any holder of equity interests in, or any general or limited partner or member of, such Noteholder, provided that prior to any such transfer any such transferee agrees in writing to be bound by the terms of this Section 9, (B) a Noteholder shall be permitted to transfer its Exchange Shares pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control of the Company and (C) a Noteholder shall receive the benefits of any release or modification of this Section 9 for any other Noteholder subject to this Section. Notwithstanding the foregoing, each Noteholder shall be permitted to transfer its respective Exchange Shares in the following amounts and on the following dates during the Lock-Up Period: (1) beginning thirty (30) days after the consummation of the Exchange Offer, up to 33.33% of such Exchange Shares and (2) beginning sixty (60) days after the consummation of the Exchange Offer, up to 66.66% of such Exchange Shares. Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to take all reasonable and necessary actions to enforce compliance with the provisions of this Section 9, including, without limitation, the issuance of a stop-transfer instruction.

10.  Consent and Acknowledgement Regarding Vasovist Transaction.

(a) Each Noteholder hereby acknowledges and agrees that it will not take a position contrary to the position that the sale by the Company of the Purchased Assets (as defined in the Purchase Agreement) and the consummation of the transactions contemplated by the Purchase Agreement (collectively, the “Vasovist Transaction”) does not (i) constitute a Change in Control (as defined in the Indenture) or a Designated Event (as defined in the Indenture) under the Indenture, the Notes or any related documents (collectively, the “Indenture Documents”), (ii) constitute a breach of, and is not otherwise in contravention of, any provision of the Indenture Documents (including, without limitation, Sections 7.1 and 13.1 of the Indenture), or (iii) require or result in an obligation to offer to repurchase or assume the indebtedness relating to or evidenced by the Indenture Documents as a result of the consummation of the Vasovist Transaction.

(b) Each Noteholder hereby acknowledges that it has no reason to believe based on the provisions of the Purchase Agreement that it has, and shall not assert, any claims, causes of action, rights or demands whatsoever, or of any kind or nature, whether known or unknown, actual or potential (collectively, “Claims”) against the Buyer Parties under the Indenture Documents, or under any applicable law or in equity, including without limitation, in the nature of any

Confidential — For Discussion and Settlement Purposes Only
Subject to Federal Rule of Evidence 408

fraudulent conveyance, preference claim or similar Claims, arising from or related to the consummation of the Vasovist Transaction.

(c) Each Noteholder (on behalf of itself, each of its affiliates and each successor and assign of the foregoing) hereby fully, finally, absolutely, unconditionally and irrevocably releases, acquits and forever discharges each of the Buyer Parties from any and all past, present and future claims, actions, causes of action, suits, rights, obligations, promises, liabilities, debts, agreements, damages, injuries, losses, costs, expenses (including legal fees and disbursements) and demands whatsoever, of any kind, character, description or nature whatsoever, whether known or unknown to such Noteholder, suspected or unsuspected, reported or unreported, fixed or contingent, accrued or unaccrued, liquidated or unliquidated, foreseen or unforeseen, actual or potential, whether arising prior to, as of, or following, the consummation of the Vasovist Transaction, whether grounded in law or equity or sounding in tort or contract or otherwise (including without limitation in the nature of any fraudulent conveyance, preference claim or similar claims), that such Noteholder ever had, owned or held or claimed to have, own or hold, now has, owns or holds or claims to have, own or hold, or in the future may have, own or hold or claim to have, own, or hold, against any of the Buyer Parties, arising directly or indirectly out of, based upon, or in any way related to or in connection with, the Vasovist Transaction.

11. Good Faith.  Each of the signatories to this Agreement agrees to cooperate in good faith with each other to facilitate the performance by the parties of their respective obligations hereunder and the purposes of this Agreement.

12.  Amendments and Modifications.  Except as otherwise expressly provided in this Agreement, this Agreement shall not be amended, changed, supplemented, waived or otherwise modified or terminated except by instrument in writing signed by each of the parties hereto. Notwithstanding the foregoing, Section 10, Section 25 (other than the first sentence thereof) and this sentence shall not be amended, modified or supplemented without the prior written consent of the Buyer Parties, which consent may be withheld or delayed for any reason in their sole discretion, and none of the other Buyer Party Provisions shall be amended, modified or supplemented without the prior written consent of the Buyer Parties solely to the extent that such amendments, modifications or supplements would adversely affect the Buyer Parties’ rights to enforce Section 10 of this Agreement.

13.  No Waiver; Release Upon Consummation of the Exchange Offer and the Consent Solicitation.  Each of the signatories to this Agreement expressly acknowledges and agrees that, except as expressly provided in this Agreement, nothing in this Agreement is intended to, or does, in any manner waive, limit, impair or restrict the ability of any party to this Agreement to protect and preserve all of its rights, remedies and interests, including, without limitation, with respect to its claims against and interests in the Company. In connection with the Exchange Offer and the Consent Solicitation, and upon consummation thereof, the holders of Notes who tender Notes in the Exchange Offer and have such Notes so tendered accepted for payment therefor by the Company shall, at such time, release claims against the Company and others Persons as and to the extent set forth in the Exchange Offer and the Consent Solicitation materials in respect of their Tender Notes.

14.  Further Assurances.  Each of the signatories to this Agreement hereby further covenants and agrees to execute and deliver all further documents and agreements and take all further action that may be reasonably necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement, the Exchange Offer and the Consent Solicitation.

15.  Complete Agreement.  The Transaction Documents, including the Schedules, Annexes and Exhibits thereto, constitute the complete agreement between the signatories to this Agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof. The provisions of the Transaction Documents shall be interpreted in a reasonable manner to effect the intent of the signatories to this Agreement.

16.  Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, (b) mailed by first class, registered or certified mail, postage prepaid,

Confidential — For Discussion and Settlement Purposes Only
Subject to Federal Rule of Evidence 408

(c) transmitted by overnight courier, or (d) transmitted by telecopy, and in each case, if to the Company, at the address set forth below:

EPIX Pharmaceuticals, Inc.
4 Maguire Road
Lexington, MA 02421
Attention: Chief Financial Officer
Facsimile: (781) 761-7632
Telephone: (781) 761-7600

with a copy to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
Facsimile: (617) 523-1231
Telephone: (617) 570-1000
Attention: Edward A. King, Esq.

if to a Noteholder, to the address set forth on the signature pages to this Agreement, with a copy to the Noteholders’ counsel:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Facsimile: (212) 593-5955
Telephone: (212) 756-2000
Attention: Eleazer N. Klein, Esq.

if to the Buyer Parties, to the address set forth below, with a copy to the Buyer Parties’ counsel:

Lantheus Medical Imaging, Inc.
331 Treble Cove Road
North Billerica, MA 01862
Attn: Michael Duffy, Esq.
Facsimile: (978) 671-8724

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attn: David Blittner, Esq.
Facsimile: (212) 310-8007

Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt.

17.  Governing Law.  This Agreement, the rights of the parties and all claims, actions, causes of action, suits, litigation, controversies, hearings, charges, complaints or proceedings arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

18.  Jurisdiction; Waiver of Jury Trial.  By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably and unconditionally agrees that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought exclusively in a federal or state court of

Confidential — For Discussion and Settlement Purposes Only
Subject to Federal Rule of Evidence 408

competent jurisdiction in the State of New York in the Borough of Manhattan. By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably accepts and submits itself to the jurisdiction of a court of competent jurisdiction in the State of New York, as applicable under the preceding sentence, with respect to any such action, suit or proceeding. Each of the signatories to this Agreement waives any right it may have, and agrees not to request, trial by jury in any suit, action or proceeding with respect to this Agreement and the transactions contemplated hereby.

19.  Consent to Service of Process.  Each of the signatories to this Agreement irrevocably consents to service of process by mail at the address listed with the signature of each such party on the signature pages to this Agreement. Each of the signatories to this Agreement agrees that its submission to jurisdiction and consent to service of process by mail is made for the express benefit of each of the other signatories to this Agreement. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

20.  Specific Performance.  It is understood and agreed by each of the signatories to this Agreement that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance, injunctive, recessionary or other equitable relief as remedy for any such breach, without the requirement to post any bond or security.

21.  Headings.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

22.  Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of the signatories to this Agreement and their respective successors, permitted assigns, heirs, executors, administrators and representatives. The agreements, representations and obligations of the undersigned parties under this Agreement are, in all respects, several and not joint.

23.  Additional Notes.  If, after the date hereof and prior to expiration of the Exchange Offer, a Noteholder acquires (including in a transaction with another Noteholder permitted by Section 3(b) hereof) beneficial or record ownership of any additional Notes for itself or any account or fund managed by such Noteholder which is not restricted in its ability to tender any such additional Notes in accordance with the terms of this Agreement and the Exchange Offer (any such Notes, “Additional Notes”), such Noteholder shall promptly notify the Company of such acquisition and the provisions of this Agreement shall be applicable to such Additional Notes as if such Additional Notes had been Tender Notes owned by such Noteholder as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Notes without action by any person or entity immediately upon the acquisition by such Noteholder of beneficial or record ownership of such Additional Notes.

24.  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by facsimile shall be as effective as delivery of a manually executed counterpart.

25.  No Third-Party Beneficiaries.  Except as provided below, this Agreement shall be solely for the benefit of the signatories to this Agreement, and no other Person or entity shall be a third-party beneficiary hereof. Each of the Noteholders and the Company acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the Buyer Parties have relied on the Buyer Party Provisions and are express third party beneficiaries thereof with the express right and ability to enforce the obligations of each of the Noteholders and the Company thereunder directly against each of the Noteholders and the Company to the full extent thereof; provided however, that the Buyer Parties shall constitute third party beneficiaries to Section 12 for purposes of the previous sentence solely in the event and to the extent that any amendments, changes or supplements to or waivers, modifications or terminations of the Buyer Party Provisions would adversely affect (i) Section 10 in any way or (ii) any of the other Buyer Party Provisions in a way that adversely affects the Buyer Party’s ability to enforce Section 10. The Company shall not in any way hinder, compromise or delay the Buyer Parties’ right and ability to enforce the obligations of any of the Noteholders under the Buyer Party Provisions directly against such Noteholders to the extent set forth in the immediately preceding sentence (including, for the sake of clarity, the proviso thereto).

Confidential — For Discussion and Settlement Purposes Only
Subject to Federal Rule of Evidence 408

26.  Severability.  If any provision of this Agreement is found by any court of competent jurisdiction to be invalid or unenforceable, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the fullest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

27.  Consideration.  It is hereby acknowledged by each of the signatories to this Agreement that no consideration (other than the obligations of the other parties under this Agreement and the other Exchange Documents) has been paid or shall be due or paid to the parties for their agreement to support the Exchange Offer and Consent Solicitation in accordance with the terms and conditions of this Agreement.

28.  Disclosure of Individual Holdings.  Unless required by applicable law, the Company shall not disclose the face amount of Tender Notes held by a Noteholder without the prior written consent of such Noteholder; provided, however, that if such disclosure is required by law, the Company shall afford such Noteholder a reasonable opportunity to review and comment upon any such disclosure prior to the release or publication thereof. The foregoing shall not prohibit the Company from disclosing the aggregate face amount of the Tender Notes held by the Noteholders as a group.

29.  Independent Nature of Each Noteholder’s Obligations and Rights.  The obligations of each Noteholder hereunder are several and not joint with the obligations of any other Noteholder hereunder, and no Noteholder shall be responsible in any way for the performance of the obligations of any other Noteholder hereunder. Nothing contained herein or in any other agreement or document, and no action taken by any Noteholder pursuant hereto or thereto, shall be deemed to constitute the Noteholders as a group, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Noteholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Noteholder shall be entitled to protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Noteholder to be joined as an additional party in any proceeding for such purpose.

30.  Fees and Expenses.  The Company shall pay all of its expenses incurred in connection with the preparation, execution and delivery of the Transaction Documents and related documents and the consummation of the transactions contemplated thereby.

[SIGNATURES BEGIN ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Restructuring Support Agreement to be duly executed as of the date first set forth above.

THE COMPANY:

EPIX PHARMACEUTICALS, INC.

By:	/s/ Elkan Gamzu, Ph.D.
Name:     Elkan Gamzu, Ph.D.

Title:	Chief Executive Officer

NOTEHOLDERS:

Name of Holder:	Loomis, Sayles & Company, L.P., as investment manager for one or more discretionary accounts By: Loomis, Sayles & Company, Incorporated, its General Partner

Signatory:	/s/ Thomas H. Day

Thomas H. Day

Title:	Assistant General Counsel

Address For Notice:

Loomis, Sayles & Company, L.P. One Financial Center Boston, MA 02111 Facsimile: (617) 951-2430 Telephone: (617) 346-9786 Attention: Deirdre A. Walsh

[SIGNATURE PAGES TO RESTRUCTURING SUPPORT AGREEMENT]

NOTEHOLDERS (CONTINUED):

Name of Holder:	Pioneer Funds — US High Yield (LUX) GE Singapore Life Insurance Fund Pioneer High Yield Fund ING Pioneer High Yield Portfolio Pioneer High Yield VCT Portfolio

By: Pioneer Investment Management, Inc., its Advisor

Signatory:	/s/ Kenneth J. Taubes

Kenneth J. Taubes

Title:	Senior Vice President

Address For Notice:

Pioneer Investment Management 60 State Street Boston, MA 02109 Facsimile: (617) 422-4276 Telephone: (617) 422-4598 Attention: David Brecht, CFA

[SIGNATURE PAGES TO RESTRUCTURING SUPPORT AGREEMENT]

NOTEHOLDERS (CONTINUED):

Name of Holder:	Highbridge International LLC

By: Highbridge Capital Management, LLC, as Trading Advisor.

Signatory:	/s/ Mark Vanacore

Mark Vanacore

Title:	Managing Director

Address For Notice:

Highbridge Capital Management 9 West 57th Street, 27th Floor New York, New York 10019 Facsimile: (212) 755-4250 Telephone: (212) 287-4672 Attention: Jonathan Dorfman

[SIGNATURE PAGES TO RESTRUCTURING SUPPORT AGREEMENT]

NOTEHOLDERS (CONTINUED):

Name of Holder:	Putnam Convertible Income-Growth Trust
Putnam High Income Securities Fund
Putnam Income Strategies Fund

By: Putnam Investment Management, LLC

Signatory:	/s/ James F. Clark

James F. Clark

Title:	Senior Vice President

Address For Notice:

Putnam Investments One Post Office Square Boston, MA 02109 Facsimile: (617) 760-1625Telephone: (617) 760-1000 Attention: General Counsel

Each of the Putnam funds identified on this signature page shall be referred to herein as a “Fund”. Under this Agreement, each Fund is acting on its own behalf separately from any other Fund and neither jointly nor jointly and severally with any other Fund or any other person. A copy of the Declaration of Trust of each Fund is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is given that this Agreement is executed on behalf of the trustees of each Fund as trustees and not individually and that the obligations of this Agreement are not binding on any of the trustees or officers or shareholders individually, but are binding only on the assets and property of each Fund with respect to its obligations hereunder.

Name of Holder:	Franklin & Marshall College LGT Capital Invest (SC3) Limited - U.S. High Yield Convertible

By: The Putnam Advisory Company, LLC

Signatory:	/s/ James F. Clark

James F. Clark

Title:	Senior Vice President

Address For Notice:

Putnam Investments One Post Office Square Boston, MA 02109 Facsimile: (617) 760,1625 Telephone: (617) 760-1000 Attention: General Counsel

[SIGNATURE PAGES TO RESTRUCTURING SUPPORT AGREEMENT]

Confidential — For Discussion and Settlement Purposes Only
Subject to Federal Rule of Evidence 408

SCHEDULE A

TO THE RESTRUCTURING SUPPORT AGREEMENT

Noteholder and Face Amount of Notes to be Tendered

Face Amount of Notes to be
Name	Tendered

Loomis, Sayles & Company, Incorporated (as investment manager for one or more discretionary accounts)	$25,667,000
Pioneer Investment Management, Inc., (as advisor on behalf of entities listed on its signature page hereto)	$33,000,000
Highbridge International LLC	$13,099,000
Putnam Investment Management, LLC and The
Putnam Advisory Company, LLC, (as investment manager on behalf of their respective client accounts)	$10,778,000

Total	$82,544,000

Schedule A

EXHIBITS
TO THE RESTRUCTURING SUPPORT AGREEMENT

Exhibit A: Proposed Amendments

Exhibit B: Purchase Agreement

Exhibit C: Form of Registration Rights Agreement

Exhibit D: Form of Contingent Value Rights Agreement

Exhibit E: Form of Acknowledgement of Transfer

Exhibit F: Form of Noteholder Questionnaire

EXHIBIT E
TO THE RESTRUCTURING SUPPORT AGREEMENT

Form of Acknowledgement of Transfer

EPIX Pharmaceuticals, Inc.
4 Maguire Road
Lexington, MA 02421
Attn: [          ]

Ladies and Gentlemen:

Reference is made to that certain Restructuring Support Agreement, dated as of April 6, 2009 (the “Agreement”), by and among EPIX Pharmaceuticals, Inc. (the “Company”) and certain beneficial owners of (or investment managers or advisors for accounts that own) the 3.00% Convertible Senior Notes due June 15, 2024 (the “Notes”) of the Company.

[Name of the transferor] intends to transfer [insert amount] in aggregate principal amount of Notes to the undersigned.

The undersigned acknowledges and agrees that the foregoing [Notes] will be transferred to the undersigned subject to the terms and conditions of the Agreement and that the undersigned shall be bound by the terms and conditions of the Agreement as to the foregoing Notes as a Noteholder thereunder. In furtherance of the foregoing, as a condition to such transfer, by signing below the undersigned hereby affirms each of the representations, warranties, covenants and agreements of the Noteholders contained in the Agreement.

Very truly yours,

[Transferee]

By:

Name:

Title: